                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         REPUBLIC AIRWAYS HOLDINGS INC.
                   -------------------------------------------
                                (Name of issuer)

                     Common Stock, $.001 Par Value Per Share
                   -------------------------------------------
                         (Title of class of securities)

                                   760276 10 5
                   -------------------------------------------
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012

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       (Name, address and telephone number of person authorized to receive notices and communications)

                                October 28, 2005
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760276 10 5

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1.   Names of Reporting Persons.                                     WexAir LLC
     I.R.S. Identification Nos. of Above Persons (entities only) 06-1497977

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2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
     (See Instructions)                                                 (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                      OO

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5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                [ ]

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6.   Citizenship or Place of Organization                              Delaware

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     Number of Shares   7.    Sole Voting Power                      18,949,023
     Beneficially
     Owned by Each      --------------------------------------------------------
     Reporting          8.    Shared Voting Power (see Item 5 below)          0
     Person With
                        --------------------------------------------------------
                        9.    Sole Dispositive Power                 18,949,023

                        --------------------------------------------------------
                        10.   Shared Dispositive Power (see Item 5 below)     0

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11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                  18,949,023

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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

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13.  Percent of Class Represented by Amount in Row (11)                   45.6%

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14.  Type of Reporting Person (See Instructions)                              OO

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CUSIP No. 760276 10 5

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1.   Names of Reporting Persons.                            Wexford Capital LLC
     I.R.S. Identification Nos. of Above Persons (entities only) 06-1442624

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2.   Check the Appropriate Box if a Member of a Group                   (a) [ ]
     (See Instructions)                                                 (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                      OO

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5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                [ ]

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6.   Citizenship or Place of Organization                           Connecticut

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     Number of Shares   7.    Sole Voting Power                          25,000
     Beneficially
     Owned by Each      --------------------------------------------------------
     Reporting          8.    Shared Voting Power (see Item 5 below) 18,949,023
     Person With
                        --------------------------------------------------------
                        9.    Sole Dispositive Power                     25,000

                        --------------------------------------------------------
                        10.   Shared Dispositive Power
                                (see Item 5 below)                   18,949,023

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11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                  18,974,023

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12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                      [ ]

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13.  Percent of Class Represented by Amount in Row (11)                   45.6%

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14.  Type of Reporting Person (See Instructions)                              OO

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CUSIP No. 760276 10 5

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1.   Names of Reporting Persons.                             Charles E. Davidson
     I.R.S. Identification Nos. of Above Persons (entities only)
     (Intentionally Omitted)

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2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                       OO

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5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                [  ]

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6.   Citizenship or Place of Organization                          United States

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     Number of Shares   7. Sole Voting Power                               0
     Beneficially
     Owned by Each     ---------------------------------------------------------
     Reporting          8. Shared Voting Power (see Item 5 below)     18,974,023
     Person With      ----------------------------------------------------------
                        9. Sole Dispositive Power                          0
                      ----------------------------------------------------------
                       10. Shared Dispositive Power (see Item 5 below)
                           18,974,023

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                   18,974,023

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                       [ ]

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13.  Percent of Class Represented by Amount in Row (11)                    45.6%

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14.  Type of Reporting Person (See Instructions)                              IN
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CUSIP No. 760276 10 5

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1.   Names of Reporting Persons.                                Joseph M. Jacobs
     I.R.S. Identification Nos. of Above Persons (entities only)
     (Intentionally Omitted)

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2.   Check the Appropriate Box if a Member of a Group                    (a) [ ]
     (See Instructions)                                                  (b) [ ]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                       OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                [  ]

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6.   Citizenship or Place of Organization                          United States

     Number of Shares   7.      Sole Voting Power                              0
     Beneficially
     Owned by Each      --------------------------------------------------------
     Reporting          8.      Shared Voting Power
     Person With               (see Item 5 below)                    18,974,023

                        --------------------------------------------------------
                        9.      Sole Dispositive Power                         0
                        --------------------------------------------------------
                        10.     Shared Dispositive Power
                                (see Item 5 below)                    18,974,023
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                               18,974,023

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                45.6%

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14.      Type of Reporting Person (See Instructions)                          IN

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         The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this "Statement") because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii)
promulgated pursuant to the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint
Filing Agreement'), a copy of which is annexed hereto as Exhibit I. The reporting persons in Item 2 below initially reported their ownership of the securities to which this Statement relates on a Schedule 13G, filed with the
Securities and Exchange Commission on February 11, 2005 (the "Schedule 13G").

ITEM 1.  SECURITY AND ISSUER

         This Statement is being filed with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Republic Airways Holdings Inc., a
Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8909 Purdue Road, Suite 300, Indianapolis, IN 46268.

ITEM 2.  IDENTITY AND BACKGROUND

(1)      This statement is filed by

         (i)      WexAir LLC, a Delaware limited liability company ("WexAir")
                  with respect to the shares of Common Stock directly owned by it;

         (ii)     Wexford Capital LLC ("Wexford"), a Connecticut limited
                  liability company, which is the managing member of WexAir, with respect to the shares of Common Stock directly owned by
                  WexAir and Wexford;

         (iii)    Charles E. Davidson ("Mr. Davidson"), the chairman and a
                  managing member of Wexford, with respect to the shares of
                  Common Stock directly owned by WexAir and Wexford; and

         (iv)     Joseph M. Jacobs ("Mr. Jacobs"), the president and a managing member of Wexford, with respect to the shares of Common Stock directly owned by WexAir and Wexford.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any
Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(2)      The address of the principal  business and  principal  office of the
         Reporting  Persons is c/o Wexford  Capital LLC, 411 West Putnam Avenue,
         Greenwich, CT 06830.

(3)      The principal business of WexAir is as a small business investment entity. Wexford is the managing member of WexAir. Messrs. Davidson and
         Jacobs serve as the managing members of Wexford.

(4)      None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)      None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
         Federal or state securities laws or finding any violation with respect to such laws.

(6)      WexAir is a Delaware limited liability company. Wexford is a
         Connecticut limited liability company. Messrs. Davidson and Jacobs are each United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The Company was initially formed as privately-held holding company with authorized capital of 100 shares of common stock, all of which were issued to Wex-Air for a nominal amount. The Company conducted no business for several years. In March 2002, the Company increased its authorized capital to 75,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. In June 2002, the Company effected a 200,000 for one stock split resulting in WexAir owning 20,000,000 shares of
         Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons consider the acquisition and ownership of the
Common Stock to be an investment.

         The Company's Board of Directors consists of seven individuals and two vacancies caused by the resignation of two Wexford principals from the Board of Directors. Two other of Wexford's principals remain members of the Company's
Board of Directors. In addition, two principals of Wexford Capital are each a
Vice President and Assistant Secretary of the Company.

         WexAir has filed Forms 144 with the Securities and Exchange Commission pursuant to which it has indicated its intention to sell up to 600,000 shares of
Common Stock in accordance with Rule 144 promulgated under the Exchange Act. As of the close of the market on November 4, 2005, and as indicated in Item 5 below, 359,733 shares of Common Stock have been sold by WexAir pursuant to its
Forms 144.

         WexAir is a party to an Amended and Restated Registration Rights
Agreement, dated as of June 7, 2002, by and among the Company and some of the
Company's stockholders and warrantholders, pursuant to which the stockholders and warrantholders have the right in certain circumstances to require the
Company to register their shares of Common Stock for resale under the Securities
Act of 1933. Except in limited circumstances, the Company is obligated to pay all expenses in connection with such a registration. A copy of the Amended and
Restated Registration Rights Agreement has been filed with the Securities and
Exchange Commission by Republic and is incorporated herein by reference.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities,
(iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company,
(vi) any other material change in the Company's business or corporate structure,
(vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4)
of the Exchange Act, or (x) any action similar to any of those enumerated above.
However, Wexford retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Pursuant to the Company's 2002 Equity Incentive Plan, each member of the Company's Board of Directors was granted an option to acquire shares of the
Company's Common Stock, which options vest over a period of time. Each of the
Wexford principals who were granted such options have assigned their rights in and to such options to Wexford Capital. As a result, as of the date of this
Statement, Wexford Capital is deemed to own 25,000 shares of Common Stock which it may acquire upon the exercise of currently exercisable options (including options that will become exercisable over the next 90 days).

         Since the date of the Schedule 13G through the close of the market on
November 4, 2005, WexAir made the following open market sales of the Company's
Common Stock: (a) 83,033 shares of Common Stock on October 28, 2005 at an average sales price of $15.567 per share, (b) 28,200 shares of Common Stock on
October 31, 2005 at an average sales price of $15.706 per share, (c) 81,000 shares of Common Stock on November 3, 2005 at an average sales price of $15.797 per share and (d) 167,500 shares of Common Stock on November 4, 2005 sales at an average sales price of $16.26 per share.

         As a result of the foregoing, the aggregate number and percentage (on the basis of 41,542,137 shares of Common Stock issued and outstanding, as reported in the Company's Form 10-Q filed November 4, 2005) of shares of Common
Stock beneficially owned by the Reporting Persons are as follows:

         WexAir LLC:

         (a)  Amount beneficially owned: 18,949,023
         (b)  Percent of class: 45.6%
         (c)  Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote: 18,949,023
             (ii)  Shared power to vote or to direct the vote: 0
             (iii) Sole power to dispose or to direct the disposition of:
                   18,949,023
             (iv)  Shared power to dispose or to direct the disposition of: 0

         Wexford Capital LLC:
         (a) Amount beneficially owned: 18,974,023 (b) Percent of class: 45.6%
         (c) Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote: 25,000
             (ii)  Shared power to vote or to direct the vote: 18,949,023
             (iii) Sole power to dispose or to direct the disposition of: 25,000
         `   (iv)  Shared power to dispose or to direct the disposition of:
                   18,949,023

         Charles E. Davidson:
         (a)  Amount beneficially owned: 18,974,023 (b) Percent of class: 45.6%
         (c)  Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote: 0
             (ii)  Shared power to vote or to direct the vote: 18,974,023
             (iii) Sole power to dispose or to direct the disposition of: 0
         `   (iv)  Shared power to dispose or to direct the disposition of:
                   18,974,023

         Joseph M. Jacobs:
         (a)  Amount beneficially owned: 18,974,023 (b) Percent of class: 45.6%
         (c)  Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote: 0
             (ii)  Shared power to vote or to direct the vote: 18,974,023
             (iii) Sole power to dispose or to direct the disposition of: 0
             (iv)  Shared power to dispose or to direct the disposition of:
                   18,974,023

         Wexford Capital may, by reason of its status as managing member of
WexAir, be deemed to own beneficially the shares of Common Stock of which WexAir possesses beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which WexAir and
Wexford Capital possesses beneficial ownership. Each of Charles E. Davidson,
Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by WexAir and Wexford Capital.
Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by WexAir and Wexford Capital.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
         SECURITIES OF THE ISSUER.

None of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii)
finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or
(viii) the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         I.       Joint Filing Agreement
         II. Amended and Restated Registration Rights Agreement, dated as of
June 7, 2002, between the Company, Imprimis Investors, LLC, Wextrum Spectrum
Fund I, L.P., Wexford Offshore Spectrum Fund, Wexford Partners Investment Co.
LLC, WexAir LLC and Delta Air Lines, Inc. (incorporated by reference to Exhibit
10.15 to Republic's Registration Statement on Form S-1/A, No. 333-84092, as
filed on June 20, 2002).

                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2005

                                    WexAir LLC

                                    By:      /s/ Arthur H. Amron
                                             -------------------------
                                             Name:  Arthur H. Amron
                                             Title: Vice President and
          `                                         Assistant Secretary

                                    WEXFORD CAPITAL LLC

                                    By:      /s/ Arthur H. Amron
                                             -------------------------
                                             Name:  Arthur H. Amron
                                             Title: Principal and Secretary

                                    /s/ Charles E. Davidson
                                    -----------------------------
                                    CHARLES E. DAVIDSON

                                    /s/ Joseph M. Jacobs
                                    --------------------
                                    JOSEPH M. JACOBS

                                                     JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1)9iii) of the Securities Exchange Act of
1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Republic Airways Holdings Inc.

                                    WexAir LLC

                                    By:      /s/ Arthur H. Amron
                                             -------------------------
                                             Name:  Arthur H. Amron
                                             Title: Vice President and
                                                    Assistant Secretary

                                    WEXFORD CAPITAL LLC

                                    By:      /s/ Arthur H. Amron
                                             -------------------------
                                             Name:  Arthur H. Amron
                                             Title: Principal and Secretary

                                    /s/ Charles E. Davidson
                                    -----------------------------
                                    CHARLES E. DAVIDSON

                                    /s/ Joseph M. Jacobs
                                    --------------------
                                    JOSEPH M. JACOBS

                                   Date: November 7, 2005
                                        ------------------